                                                                    EXHIBIT 12.1

Radio One, Inc.and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends For the Years Ended December 31, 1996, 1997, 1998, 1999, 2000 and for the nine months ended September 30, 2000 and 2001

                                                                                                      Nine Months ended
                                                   Fiscal Year Ended December 31,                        September 30,
                                           -------------------------------------------------------  ---------------------
                                               1996        1997       1998        1999       2000       2000       2001
                                            --------    --------   --------    -------------------  ---------------------
                                                      (Dollars in Thousands)                        (Dollars in thousands)
Earnings:
Net Income(loss)                            $ (3,609)   $ (4,944)  $    841    $    133     (4,251)     3,617    (39,876)
Add:
 Provision (benefit) for income taxes              -           -     (1,575)      2,728        804     13,368    (17,076)
 Extraordinary item                                -       1,985          -           -          -          -      5,207
 Fixed charges:(1)
   Interest expense, including
    amortization of deferred financing
    costs                                      7,252       8,910     11,455      15,279     32,407     16,217     46,411
   Rent expense                                  259         270        296         497      1,259        944      1,496
                                            --------    --------   --------    -------------------  ---------------------
Total fixed charges                            7,511       9,180     11,751      15,776     33,666     17,161     47,907
Total earnings                              $  3,902    $  6,221   $ 11,017    $ 18,637   $ 30,219  $  34,146   $ (3,838)
                                            ========    ========   ========    ===================  ====================
Fixed Charges (1)                           $  7,511    $  9,180   $ 11,751    $ 15,776   $ 33,666  $  17,161   $ 47,907
                                            ========    ========   ========    ===================  ====================
Preferred stock dividends                   $      -    $  2,037   $  3,716    $  1,476   $  9,236  $       -   $ 15,105
                                            ========    ========   ========    ===================  ====================
Ratio of earnings to combined fixed
    charges and preferred stock dividends          -           -          -        1.08          -       2.00          -
                                            ========    ========   ========    ===================  ====================

(1) Fixed charges represent interest expense, including amortization of deferred financing costs and the component of rent expense believed by management to be representative of the interest factor (one-third of rent expense).

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